UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

P.E.
7/25/02

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a – 16 AND 15d – 16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

PACIFIC CENTURY CYBERWORKS LIMITED
(Registrant's name)

39th Floor, PCCW Tower, TaiKoo Place,
979 King's Road, Quarry Bay, Hong Kong

(Address of principal executive offices)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

PACIFIC CENTURY CYBERWORKS LIMITED

Dated : July 17, 2002

By [signature]

Fiona Nott

Company Secretary

SOUTH CHINA MORNING POST
Wednesday, 17 July, 2002 (Business P. 7)

PCCW 電訊盈科

Pacific Century CyberWorks Limited
電訊盈科有限公司

(Incorporated in Hong Kong with limited liability)

CHANGE OF THE AUDITORS OF THE COMPANY

The Board of Directors of Pacific Century CyberWorks Limited announces that following the combination of the practices of Arthur Andersen & Co and PricewaterhouseCoopers on July 1, 2002, PricewaterhouseCoopers has been appointed to fill the casual vacancy arising from the resignation of Arthur Andersen & Co as the Auditors of the Company effective July 15, 2002.

The Board of Directors (the "Board") of Pacific Century CyberWorks Limited (the "Company") announces that following the combination of the practices of Arthur Andersen & Co ("Andersen Hong Kong") and PricewaterhouseCoopers ("PwC") on July 1, 2002 ("Combined Practice"), PwC has been appointed to fill the casual vacancy arising from the resignation of Andersen Hong Kong as the Auditors of the Company effective July 15, 2002.

As set out in the circular to shareholders dated April 10, 2002 issued by the Company, the Board recommended to shareholders that Andersen Hong Kong be re-appointed as the Auditors of the Company as an interim measure on the basis that:

(1) Andersen Hong Kong would resign to be replaced by PwC as soon as the proposed Combined Practice was implemented; and

(2) the Board receives satisfactory assurances as to the continuity of the partners and auditing staff who will be responsible for the audit of the Company's financial statements for the year ending December 31, 2002.

Subsequently, the appointment of Andersen Hong Kong was approved at the Annual General Meeting of the Company held on May 23, 2002.

Recently, the Company has been informed that the Combined Practice became effective July 1, 2002 and Andersen Hong Kong has tendered its resignation as Auditors of the Company with effect from July 15, 2002. The Board has also received satisfactory assurances from PwC as to the continuity of the partners and auditing staff who will be responsible for the audit of the Company's financial statements for the year ending December 31, 2002. Accordingly, PwC has been appointed by the Company to fill the casual vacancy thus arising to hold office until the conclusion of the next annual general meeting.

By Order of the Board
Fiona Nott
Company Secretary

Hong Kong, July 16, 2002